SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1910-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated February 21, 2006.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC.
(Registrant)

Date February 21, 2006	By	/s/ Alfred W. Vitale

	Name:	Alfred W. Vitale
	Title:	President

Unilens to Report Record Revenue and Royalty Income in Second Quarter

12th Consecutive Profitable Quarter Benefits From Over 35% Growth in Sales and Royalties

          LARGO, Fla., Feb. 21 /PRNewswire-FirstCall/ -- Unilens Vision Inc. (OTC Bulletin Board: UVICF) (TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today announced that it expects continued strength in sales and royalty income to allow the Company to report record revenue, royalty income, and earnings for the quarter ended December 31, 2005 as compared to the same quarter in previous years.  The Company plans to release its financial results for its second fiscal quarter on March 1, 2006.

           “Sales for the second quarter are expected to rise more than 35% from the prior-year period, resulting from continued growth in shipments of our C-VUE(R) soft Multifocal lenses,” noted A. W. Vitale, Chief Executive Officer of Unilens Vision Inc.  “This sales gain will be complemented by an increase of over 35% in royalty income from Bausch & Lomb, which licenses our multifocal technology and continues to expand its market-leading position.

           “The recent launch of our C-VUE Aspheric single-vision lens solution featuring a Wavefront technology-inspired design should allow the C-VUE brand to further penetrate the market and propel sales higher in the second half of Fiscal 2006.  Meanwhile, the upcoming launch by Bausch & Lomb of its soft lens multifocal using our technology in Japan, the second-largest contact lens market in the world, should support continued growth in royalty income.

           “We expect to report record sales and earnings for the three months ended December 31, 2005, as compared to the same quarter in previous years, which will represent the Company’s 12th consecutive quarter of profitability,” continued Vitale.  “Based upon currently available information, we anticipate a continuation of these trends through our 2006 fiscal year.”

          About Unilens Vision Inc. - “The Eye Care Professional’s Specialty Contact Lens Company”

          Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-VUE, Unilens, Sof-Form, Lombart, and LifeStyle brands.  Additional information on the Company may be accessed on the Internet at http://www.unilens.com .

          The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the TSX Venture Exchange under the symbol “UVI.”

          The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward- looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange.   The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:
Michael Pecora, CFO at (727) 544-2531

SOURCE  Unilens Vision Inc.
           -0-                                                       02/21/2006
           /CONTACT:  Michael Pecora, CFO, Unilens Vision Inc., +1-727-544-2531/
           /Web site:  http://www.unilens.com /
           (UVICF UVI UVI.V)